ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

August 19, 2016

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:          ETF Managers Trust (the “Trust”) (formerly FactorShares Trust)
File Nos.: 333-182274 and 811-22310
PureFunds IndustryTech ETF and PureFunds HealthTech ETF
(each a “Fund” and together, the “Funds”)

Dear Mr. Minore:

This correspondence is in response to comments you provided to the Trust with respect to the Funds and the Trust’s Post-Effective Amendment No. 35 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on May 13, 2016. For your convenience, your comments have been reproduced with responses following each comment.

Additionally, the Trust notes that, in an effort to clarify the nature of the IndustryTech index and related companies, the Fund’s name has been changed to the “PureFunds Solactive FinTech ETF,” and references to “IndustryTech” have been replaced with “FinTech.” The name of the PureFunds HealthTech ETF has been changed to the “PureFunds ETFx HealthTech ETF.”

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.
The Funds’ indexes do not appear to be “rules-based” given the degree of subjectivity involved in identifying the index constituents. A rules-based index should exhibit the following characteristics: (i) each rule is defined with specificity; (ii) the methodology reflects a clear, objective formula; (iii) the rules are not open to subjective determinations or human discretion; and (iv) the index can be consistently replicated by third parties with access to the same data and tools with the same results.

Response:	The rules for each of the Funds’ indexes have been revised in accordance with the above comment. Revised disclosure regarding the construction of each index can be found at the attached Appendix A. The Trust believes that each Index, as currently constructed, is “rules-based.”

Comment 2.	Please confirm that the securities purchased by a Fund outside of those included in the applicable Index will not be used to effectuate leverage.

Response:	The Registrant so confirms.

Comment 3.
If a Fund’s investments will initially be focused (i.e., invest more than 25% of its assets) in one or more countries or geographic regions, please disclose the risks associated with investing in such countries or regions. If a Fund is expected to focus its investments in one or more countries or geographic regions in the future, please confirm that the Fund will add appropriate risk disclosure at the time of such investments.

Response:	The Trust confirms that neither Fund will initially be focused in one or more countries or geographic regions other than the United States. The Trust confirms that it will add appropriate risk disclosure if a Fund focuses its investments in a particular country or geographic region in the future.

Comment 4.
If a Fund will invest in companies in emerging markets as part of its principal investment strategy, please state as much in the strategy disclosure and add a separate risk disclosure for such investments.

Response:	The Trust confirms that investments in companies in emerging markets are not part of either Fund’s principal investment strategy.

Comment 5.
Please confirm whether securities underlying the Funds will trade outside a collateralized settlement system. If yes, please add risk disclosure that there are a limited number of financial institutions that may operate as Authorized Participants that post collateral for such transactions on an agency basis on behalf of other market participants and to the extent such Authorized Participants exit the business there may not be firms to process creation or redemption orders for other participants, which may significantly diminish the trading market for the Funds.

Response:	The Trust confirms that foreign securities are expected to trade outside of a collateralized settlement system. The following risk disclosure has been added to the prospectus under the heading “Non-Principal Risks” in response to Item 9 of Form N-1A:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. Each Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Comment 6.
Please add risk disclosure noting that in stressed markets, the market for Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying holdings; this adverse effect on the liquidity of Shares could lead to differences between market price and underling NAV of Shares.

Response:	The following risk disclosure has been added under “Market Trading Risk—Trading Issues” in response to Item 9 of Form N-1A:

In stressed market conditions, the liquidity of a Fund’s shares may begin to mirror the liquidity of the applicable Fund’s underlying portfolio holdings, which can be significantly less liquid than the Fund’s shares, potentially causing the market price of the Fund’s shares to deviate from their NAV.

Comment 7.
Please add risk disclosure that foreign exchanges may be open on days when the Funds do not price their shares, and consequently, the value of the securities in the Funds’ portfolios may change on days when shareholders will not be able to purchase or sell Fund shares.

Response:	The requested disclosure has been added under “Foreign Investment Risk.”

Comment 8.	Please consider moving the “Technology Companies Risk” to a more prominent position in the list of risk factors.

Response:	The “Technology Companies Risk” has been renamed “FinTech Companies Risk” and “HealthTech Companies Risk”, as applicable, and moved toward the top of the risk factors list in keeping with its alphabetical presentation.

Comment 9.	Under “Market Trading Risk—Fluctuation of NAV,” please delete the sixth sentence, which appears to be mitigating disclosure.

Response:	The requested change has been made.

Comment 10.
Please confirm that the exceptions to the expenses paid for by the Adviser are detailed in the Advisory Agreement and that the Advisor retains the ultimate obligation to the Funds to pay Fund expenses. Please also file a copy of the applicable Advisory Agreement.

Response:	The Trust confirms that the exceptions disclosed in the above-referenced section are detailed in the Advisory Agreement and that the Advisor retains the ultimate obligation to the Funds to pay Fund expenses. The Trust confirms that the Advisory Agreement will be filed with the next post-effective amendment related to the Funds.

Comment 11.	Please expand the disclosure under “Manager of Managers Structure” to state that the Funds will still be required to provide certain information to shareholders.

Response:	The following sentence has been added to the above-referenced section:

In addition, the Funds would be required to provide shareholders with certain information regarding any new sub-adviser within 90 days of the hiring of any new sub-adviser. Such information generally includes the information that would have been provided to shareholders in the form of a proxy statement in the absence of the Order.

Comment 12.	Please confirm that the Board does not expect to approve the imposition of any 12b-1 fees during the first 12 months of operations.

Response:	The Trust so confirms.

Comment 13.	Please confirm that each exhibit relating to the Funds listed in the Part C as being filed by subsequent amendment will be filed with the next post-effective amendment related to the Funds.

Response:	The Trust confirms that each exhibit relating to the Funds listed in the Part C as being filed by subsequent amendment, other than a consent of the Funds’ independent registered public accountant, will be filed with the next post-effective amendment related to the Funds. The Trust has determined that such a consent is not applicable to such amendment.

Comment 14.
With respect to the PureFunds IndustryTech ETF, please revise the third paragraph under “Principal Investment Strategies” to replace “as a principal part of their business” with “that are principally engaged in” such that the sentence reads in relevant part as follows: “companies…that are principally engaged in the utilization or development of software solutions that focus on….” Alternatively, please better define was it means to be “a principal part of their business” (e.g., more than 50% of a company’s revenues or profits are derived from such activities/products).

Response:	The requested change has been made, and updated disclosure can be found at the attached Appendix A.

*	*	*

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

Appendix A

ETFx HealthTech Index™

The ETFx HealthTech Index (the “Index”) tracks the performance of the exchange-listed common stock (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe at the intersection of technology and the allocation, delivery, and management of healthcare services and products (“HealthTech”). Specifically, the Index tracks the performance of companies (“HealthTech Companies”) principally engaged in one of the following HealthTech sectors (each a “Sector”):

•
Healthcare Informatics — companies that are principally engaged in providing information technology services to health care providers and facilitating such providers’ interactions with their patients/consumers. Healthcare Informatics includes the provision of application, systems and/or data processing software, advanced visualization software, internet-based tools, and information technology consulting services to doctors, hospitals, or businesses operating primarily in the health care field.

•
Medical Instruments — companies that are principally engaged in the design and sale of instruments that assist medical providers with medical procedures and treatments, as well as with patient care and recovery. Examples of such instruments include bio-surgery products, vaccines, products for blood collection, and processing and storage products and technologies for transfusion therapies.

•
Medical Appliances — companies that are principally engaged in the development and sales of devices used in the treatment of certain medical conditions. Examples of such devices include implantable biomedical devices such as defibrillators and pacemakers, spinal implant devices, and drug delivery systems.

The initial universe of HealthTech Companies is identified by ETFx Investment Partners, LLC (“ETFxIP”), the “Index Provider,” based on screening companies in the Healthcare sector for investibility (e.g., must not be listed on an exchange in a country which employs certain restrictions on foreign capital investment), a minimum market capitalization of $500 million, and liquidity. ETFxIP then screens the remaining companies using a variety of publicly available resources, including financial statements and other reports published by issuers, to determine whether a company is principally engaged in one of the above HealthTech Sectors.

The Index is reconstituted (i.e., HealthTech Companies may be added or removed from the Index according to its rules) semi-annually in each June and December and rebalanced (i.e., Sector and company weights are reset according to the Index rules) quarterly in each March, June, September, and December.

Exposure to each Sector at the time of each rebalance is weighted based on ETFxIP’s proprietary fundamental analysis of each Sector.  Within each Sector, each HealthTech Company is equally weighted at the time of each rebalance of the Index, provided that, at the time of each rebalance, no single stock may represent more than 20% of the weight of the Index and the cumulative weight of all stocks with an individual weight of 5% or greater may not exceed 50% of the weight of the Index. Component changes are made after the market close on the next-to-last business day of each March, June, September, and December and become effective at the market opening on the next trading day. Changes are generally announced to Index licensees at least three trading days prior to their effective date.

Solactive© FinTech Index

The Index tracks the performance of the exchange-listed common stock (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe at the intersection of finance and technology that are principally engaged in the development or use of software solutions to create or deliver financial services products and services (collectively “FinTech Companies”). FinTech Companies are typically technology services companies that principally derive revenue from the sale of financial-related information, financial data analysis services, financial services software tools or platforms, or web-based financial services.

The initial universe of FinTech Companies is determined based on proprietary research and analysis conducted by Solactive© AG (“Solactive”), the “Index Provider”. Solactive uses a variety of publicly available resources for such analysis, including financial statements and other reports published by issuers to identify companies in the professional services or software and services industry groups that are FinTech Companies.

FinTech Companies are then screened for investibility (e.g., must not be listed on an exchange in a country which employs certain restrictions on foreign capital investment), a minimum market capitalization of $200 million, and liquidity. Each remaining FinTech Company is equally weighted at the time of each reconstitution of the Index. As of August 16, 2016, the Index had 33 constituents, 10 of which were foreign companies.

The Index has a semi-annual review in March and September of each year at which time the Index is reconstituted and rebalanced by Solactive.  Component changes are made after the market close on the third Friday of March and September and become effective at the market opening on the next trading day. Changes are announced on the Index Provider's publicly available website prior to their effective date.